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                            February 1, 2024

       Samantha Xu
       Chief Financial Officer
       BW LPG Ltd
       c/o BW LPG Holding Pte Ltd
       10 Pasir Panjang Road
       #17-02 Mapletree Business City, Singapore 117438

                                                        Re: BW LPG Ltd
                                                            Draft Registration
Statement on Form 20-FR12(b)
                                                            Submitted January
5, 2024
                                                            CIK No. 0001649313

       Dear Samantha Xu:

                                                        We have reviewed your
draft registration statement and have the following comment(s).

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form 20-FR12(b) submitted January 5,
2024

       Market and Industry Data, page 7

   1. We note your disclosure that the market and industry data in your registration statement constitute the Group
s estimates, using underlying data from independent third parties, including Anfil Gas,
Baltic Exchange, Zeronorth, Clarkson Research (   Clarksons   ),
                                                        Fearnley Securities AS
(   Fearnleys   ), Interocean, Reshamwala Shipbrokers, US Energy
                                                        Information
Administration and Vortexa, as well as publicly available information. Please revise to include the
names and dates of these studies or reports. Please also provide us with supplemental
support, or in the alternative provide a full citation, for your statements that BW LPG,
or the Group, is a "leading" owner and operator of VLGCs
                                                        based on the number of
VLGCs and LPG carrying capacity as of November 2023 and has
                                                        the "world   s largest
VLGC fleet."
 Samantha Xu
BW LPG Ltd
February 1, 2024
Page 2
3.D Risk Factors
Restrictive covenants in the Group   s existing facilities impose, and any
future debt facilities may
impose, page 33

2. We note your disclosure that restrictions in existing credit facilities may place limits on
         the Group   s ability to pay dividends out of operating revenue
generated by the vessels
         securing indebtedness under the facilities, if there is a default thereunder. Please revise your disclosure to describe the restrictions on your ability to pay dividends under your existing credit facilities.
BW Group is the largest shareholder of the Group and has significant voting power and the ability to influence matters, page 37

3. Please revise this risk factor to disclose that Andreas Sohmen-Pao, the Chairman of the
         Group, is also the Chairman of BW Group and a member of the Sohmen family which wholly owns BW Group.
Business Overview
Operating Segments
Shipping, page 63

4. You disclose that superior utilisation provides a competitive advantage in the immediate term, through improved profitability driven by higher earnings without a proportionate increase in operating expenses; and in the longer-term, driven by the potential to operate acquired assets at above market-average returns. Please disclose the reasons for increases or decreases in your fleet utilization and the impact of the changes in fleet utilization on your profitability.
Infrastructure Projects, page 71

5.       We note your disclosure here and elsewhere that on 30 November 2023, the Group
         announced that it had agreed to establish a joint venture, BW Confidence Enterprise
         Private Limited (   BW Confidence   ), with Confidence to explore
investment opportunities
         in onshore LPG import infrastructures. Please tell us what consideration you gave to filing the joint venture agreement as an exhibit to your registration statement. Refer to Item 10.C and Instruction 4(a) to the Exhibits in Form 20-F.
4.C Organizational Structure, page 81
FirstName LastNameSamantha Xu
6. Please revise this section to additionally provide an organizational diagram that depicts
Comapany    NameBW
       the structure ofLPG Ltd and the relationships among the Company and its related the Group
       entities.
February  1, 2024 Page 2
FirstName LastName
 Samantha Xu
FirstName LastNameSamantha Xu
BW LPG Ltd
Comapany1,NameBW
February   2024    LPG Ltd
February
Page 3 1, 2024 Page 3
FirstName LastName
Capital Resources and Indebtedness, page 94

7. We note your disclosures in this section detailing the Group's secured term loan facilities
         and revolving credit facilities, and stating that the Group   s
principal sources of funds for
         its liquidity needs are cash flows from operations and bank borrowings. Please file the referenced facilities as exhibits or provide your analysis as to why they are not material contracts. Refer to Item 10.C and Instruction 4(a) to the Exhibits in Form 20-F.
5.D Trend Information, page 97

8. We note your disclosure here and in your risk factor at page 13 that geopolitical events and political instability, including the war in Ukraine and the Israel-Hamas conflict, has
         impacted and may continue to impact the Group   s operations and
charter rates and costs.
         Please additionally explain whether and how you have undertaken efforts to mitigate the impact of these events and where possible quantify the impact to your business.
6.B Compensation, page 100

9. Please update your compensation disclosure for your last full financial year. Refer to Item
         6.B of Form 20-F.
10. We note that you have not filed as exhibits any employment contracts with your executive officers or any management compensatory plans discussed in this section as required by
         Instruction 4(c) to the Exhibits in Form 20-F. Please advise us whether you are relying on
         Instruction 4(c)(v) because you are not required to file these documents in your home country, or tell us why you otherwise believe that these documents do not need to be filed.
8.A Consolidated Statements and Other Financial Information
Dividend Policy, page 105

11.      Your disclosure here that BW LPG provides a quarterly dividend payout and the
         Company aims for an annual payout ratio of 50% of Shipping   s Net
Profit After Tax
         (    Shipping NPAT    ), which will be enhanced to 75% and 100% of
Shipping NPAT when
         net leverage is below 30% and 20%, respectively, appears inconsistent with your disclosure on page 39 that the amount of dividends paid by the Group, if any, for a given
         financial period, will depend on, among other things, the Group   s
future operating results,
         cash flows, financial position, capital requirements, the sufficiency of its distributable
         reserves, the ability of the Group   s subsidiaries to pay dividends
to the Group, credit
         terms, general economic conditions, legal restrictions and other factors that the Group may deem to be significant from time to time. Please revise your disclosure to reconcile this apparent inconsistency.
12. Please disclose whether your dividend policy is reflected in any written policies of the company.
 Samantha Xu
FirstName LastNameSamantha Xu
BW LPG Ltd
Comapany1,NameBW
February   2024    LPG Ltd
February
Page 4 1, 2024 Page 4
FirstName LastName
Financial Statements
General, page F-1

13. Please explain why you presented only two years of audited financial statements, instead of three years of audited financial statements and related audit report(s) covering each of the three years in accordance with Items 8.A.2 and 8.A.3 of Form 20-F.
14. Please update your filing to include 2023 financial statements in accordance with Item
         8.A.4 or Item 8.A.5 of Form 20-F.
Consolidated Statement of Comprehensive Income, page F-4

15. We note you presented a subtotal line item resembling gross profit, which amounted to
         $567.6 million and $462.0 million for fiscal years 2022 and 2021, respectively.
         Referencing the guidance in IAS 1 paragraph 103 and SAB Topic 11:B, a gross profit measure presented on the face of the income statement should be calculated in accordance with IFRS, based on revenues minus a complete cost of sales including depreciation, vessel operating expenses and any other expenses directly attributable to cost of sales.

         If you wish to retain the measure, please label the subtotal, revise the computation and clearly show or disclose the cost of sales composition. If you disagree with our view, please explain your view and provide the supporting authoritative guidance.
Note 26 - Investment in Subsidiaries, page F-50

16. We note you disclosed that in January 2022 and May 2022, an external investor subscribed new shares in BW LPG India Pte Ltd (BW India) representing 31.9% and
         9.2%, respectively, which decreased your equity interest in BW India to 52% following the transactions. Please expand your disclosure to clarify how you determined the 52%
         equity interest and that there was no change of control following the transactions, given that you owned only 88.4% of BW India prior to the transactions per disclosure on page
         F-49, and you sold a 41.1% equity interest.
28. (b) Immaterial corrections to previously issued 2022 financial statements, page F-53

17. You identified errors in accounting for revenue transactions, leases and in determining the functional currency of a subsidiary. Management concluded that the errors were immaterial from quantitative and qualitative perspectives for the 2022 audited financial statements. Please provide us with your materiality assessment. Refer to SAB
         99, Materiality, codified in ASC 250-10-S99.
General

18. Please tell us the purpose of filing this registration statement before you have completed the Redomiciliation. Also, please tell us and disclose whether you plan to obtain an opinion of counsel regarding the tax consequences of the Redomiciliation.
 Samantha Xu
BW LPG Ltd
February 1, 2024
Page 5
19. Please clarify whether you are currently governed by organizational documents other than, or in addition to, your bye-laws under Bermuda law. In this regard we note references to the "Company's memorandum of association" in your disclosures at pages 10 and 120. If you are currently governed by additional organizational documents, please file them as exhibits, and provide the disclosure required by Item 10.B of Form 20-F for each.
       Please contact Lily Dang at 202-551-3867 or Gus Rodriguez at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Liz
Packebusch at 202-551-8749 or Irene Barberena-Meissner at 202-551-6548 with any other questions.



                                                           Sincerely,
FirstName LastNameSamantha Xu
                                                           Division of
Corporation Finance
Comapany NameBW LPG Ltd
                                                           Office of Energy &
Transportation
February 1, 2024 Page 5
cc:       Sebastian R. Sperber
FirstName LastName